SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 1-7725

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F   [ X ] Form 10-Q
[  ]   Form N-SAR
                        For Period Ended: June 30, 2002
            -------------------------------------------------------------
[  ]   Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

                        For the Transition Period Ended
            -------------------------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:



                         Part I. Registrant Information

                     Full name of registrant Comdisco, Inc.
                   (Debtor-in-possession as of July 16, 2002)
            --------------------------------------------------------

Former name if applicable
Address of principal executive office (Street and number)

                             6111 North River Road
            --------------------------------------------------------

City, State and Zip Code
                            Rosemont, Illinois 60018
            --------------------------------------------------------

                         Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The   accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     On August 12, 2002, Comdisco, Inc. (the "Company") emerged from bankruptcy with a new board of directors and a new audit committee. The Company needs the extra five days to enable the audit committee to do the appropriate due diligence with the Company, management and the Company's outside accountants necessary to complete the Form 10-Q.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification.

David Reynolds                                                  (847) 518-5064
--------------------------------------------------------------------------------
(Name                                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [ X ] No

     The registrant has been timely with all periodic reports during the last twelve months except for an Form 8-K reporting "Item 2. Sale or Other Disposition of Assets" that was due for filing with the SEC on November 30, 2001. The registrant delivered the filing on Friday, November 30, 2001, but it was received by the SEC after the evening acceptance deadline. Accordingly, the filing was accepted on, and given a filing date of, the next business day, Monday, December 3, 2001 and is considered filed one day late


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No


     The registrant expects to report that net revenues decreased $259 million or 44% in the three months ended June 30, 2002 compared to the three months
ended June 30, 2001.  The registrant  expects to report a loss   in excess of
$68 million in the three months ended June 30, 2002 compared to a loss of $164 million in the three months ended June 30, 2001.

     As a result of the bankruptcy filing the company expects to record in excess of $57 million of reorganization costs directly related to the bankruptcy



Comdisco, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2002                           By: /s/ David S. Reynolds
       ---------------                           -------------------------------
                                                 Name:       David S. Reynolds
                                                 Title:      Controller

CHI99 3967445-1.034866.0112